CYNGN INC.

1344 Terra Bella

Mountain View, CA 94043

(650) 924-5905

September 16, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cyngn Inc.
Registration Statement on Form S-3
Filed September 5, 2025
File No. 333-290079

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cyngn Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, on Thursday, September 18, 2025, or as soon as practicable thereafter.

Very truly yours,

Cyngn Inc.

By: /s/ Natalie Russell
Natalie Russell
Chief Financial Officer